UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neff Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

0006400941
(CUSIP number)

Alisa Babitz, Esq. Gibson, Dunn &Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500

(Name, address and telephone number of person
authorized to receive notices and communications)

April 30, 2003
(Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006400941
                                          13D                      Page   2   of   18   Pages
                                                                        -----    ------
------------ ----------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             JORGE MAS
------------  ---------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)
                                                                                       (b) X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 3,802,744
------------------ -------- -------------------------------------------------------------------

  BENEFICIALLY     8        SHARED VOTING POWER
      OWNED                 0
------------------ -------- -------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

 PERSON WITH                3,802,744
------------------ -------- -------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
------------------ -------- -------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,802,744 (includes 100,000 shares issuable upon exercise of vested options)
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.9%
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
------------ ----------------------------------------------------------------------------------

                                                                   3

CUSIP No. 0006400941
                                          13D                      Page   3   of   18   Pages
                                                                        -----    ------
------------ ----------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             JORGE MAS HOLDING I LIMITED PARTNERSHIP
------------ ----------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)
                                                                                       (b)X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
------------ ----------------------------------------------------------------------------------
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 3,702,744
------------ ----------------------------------------------------------------------------------

  BENEFICIALLY     8        SHARED VOTING POWER
    OWNED
                            0
------------- ---------------------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

                            3,702,744
------------- ---------------------------------------------------------------------------------
 PERSON WITH       10       SHARED DISPOSITIVE POWER

                            0
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,702,744
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.5%
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
------------ ----------------------------------------------------------------------------------

                                                                   4

CUSIP No. 0006400941
                                          13D                      Page   4   of   18   Pages
                                                                        -----    ------
------------ ----------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Juan Carlos Mas
------------ ----------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a)
                                                                                         (b)X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
------------ ----------------------------------------------------------------------------------
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 2,431,303

------------------ -------- -------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
     OWNED
                            0
------------------ -------- -------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

                            2,431,303

------------------ -------- -------------------------------------------------------------------
   PERSON WITH    10       SHARED DISPOSITIVE POWER

                           0
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,431,303 (includes 50,000 shares issuable upon exercise of vested options)
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.5%
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
------------ ----------------------------------------------------------------------------------

                                                                   5
CUSIP No. 0006400941
                                          13D                      Page   5   of   18   Pages
                                                                        -----    ------
------------ ----------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Juan Carlos Mas Holding I Limited Partnership
------------ ----------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)
                                                                                        (b)X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ ----------------------------------------------------------------------------------
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 2,381,303

------------------ -------- -------------------------------------------------------------------

  BENEFICIALLY     8        SHARED VOTING POWER
     OWNED                  0
------------------ -------- -------------------------------------------------------------------                            0
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

                            2,381,303
------------------ -------- -------------------------------------------------------------------
PERSON WITH

                   10       SHARED DISPOSITIVE POWER

                            0
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,381,303
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.3%
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
------------ ----------------------------------------------------------------------------------

                                                                   6
CUSIP No. 0006400941
                                          13D                      Page   6   of   18   Pages
                                                                        -----    ------
-----------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jose Ramon Mas
------------ ----------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)
                                                                                        (b)X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF PERIODS

             PF
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ ----------------------------------------------------------------------------------
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 2,381,303

------------------ -------- -------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
      OWNED
                            0

------------------ -------- -------------------------------------------------------------------
EACH REPORTING     9        SOLE DISPOSITIVE POWER

                            2,381,303

------------------ -------- -------------------------------------------------------------------
   PERSON WITH     10       SHARED DISPOSITIVE POWER

                            0
------------------ -------- -------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,381,303
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.3%
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
------------ ----------------------------------------------------------------------------------

                                                                   7

CUSIP No. 0006400941
                                          13D                      Page   7   of   18   Pages
                                                                        -----    ------
------------ ----------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jose Ramon Mas Holding I Limited Partnership
------------ ----------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a)
                                                                                         (b)X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ ----------------------------------------------------------------------------------
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 2,381,303
------------------ -------- -------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
     OWNED
                            0
------------------ -------- -------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

                            2,381,303
------------------ -------- -------------------------------------------------------------------
   PERSON WITH    10       SHARED DISPOSITIVE POWER
                           0
------------------ -------- -------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,381,303
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.3%
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
------------ ----------------------------------------------------------------------------------

                                                                   8

CUSIP No. 0006400941
                                          13D                      Page   8   of   18   Pages
                                                                        -----    ------
----------- ----------------------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Santos Fund I, LP
------------ ----------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)
                                                                                        (b)X
------------ ----------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ----------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
------------ ----------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
------------ ----------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             TEXAS
------------ ----------------------------------------------------------------------------------
------------------ -------- -------------------------------------------------------------------
                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 0
------------------ -------- -------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
      OWNED
                            0
------------------ -------- -------------------------------------------------------------------
 EACH REPORTING    9        SOLE DISPOSITIVE POWER

                            0
------------------ -------- -------------------------------------------------------------------
   PERSON WITH     10       SHARED DISPOSITIVE POWER

                            0
------------------ -------- -------------------------------------------------------------------
------------ ----------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ ----------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------ ----------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0
------------ ----------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
------------ ----------------------------------------------------------------------------------
13

      This amendment amends the statement on Schedule 13D filed by Jorge Mas, Jorge Mas Holding I Limited Partnership, Juan Carlos Mas, Juan Carlos Mas Holding I Limited Partnership, Jose Ramon Mas, Jose Ramon Mas Holding I Limited Partnership and Santos Fund I, LP (“Santos”). On April 30, 2003, Santos and General Electric Capital Corporation (“GE Capital”) entered into a Settlement and Release Agreement pursuant to which GE Capital (1) accepted from Santos 900,000 shares of Class A Common Stock $0.01 par value (the “Common Stock”), of Neff Corp., a Delaware corporation (the “Issuer”) and (2) released Santos from its obligations under a Promissory Note, dated as of May 20, 1998 issued by GE Capital as successor in interest to GECFS, Inc., an indirect subsidiary of GE Capital that was merged with and into GE Capital. Santos’ obligations under the Promissory Note were secured by the shares of Common Stock accepted by GE Capital.

Item 1. Security and Issuer

      This statement on Schedule 13D relates to shares of Class A Common Stock, $0.01 par value (the "Common Stock"), of Neff Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3750 N.W. 87th Avenue, Miami, Florida, 33178.

Item 2. Identity and Background

      This statement on Schedule 13D is being filed by Jorge Mas, Jorge Mas Holding I Limited Partnership, Juan Carlos Mas, Juan Carlos Mas Holding I Limited Partnership, Jose Ramon Mas, Jose Ramon Mas Holding I Limited Partnership and Santos Fund I, LP (“Santos”) (each such person referred to individually as a “Reporting Person” and together as the “Reporting Persons”). Mr. Jorge Mas is the sole general and limited partner of Jorge Mas Holding I Limited Partnership. Jorge Mas Holding I Limited Partnership owns a majority of the limited partnership interests of Santos. Mr. Jorge Mas is the president, sole director and stockholder of Santos Fund, Inc., the sole general partner of Santos. Mr. Juan Carlos Mas is the sole general and limited partner of Juan Carlos Mas Holding I Limited Partnership and a limited partner of Santos. Mr. Jose Ramon Mas is the sole general and limited partner of Jose Ramon Mas Holding I Limited Partnership and a limited partner of Santos. Jorge Mas, Juan Carlos Mas and Jose Ramon Mas are brothers and each is a director of the Issuer.

      The principal business address for each of Jorge Mas, Juan Carlos Mas and Jose Ramon Mas, all of whom are United States citizens, is 3155 N.W. 77th Avenue, Miami, Florida, 33122. Mr. Jorge Mas is the Chairman of the Boards of Directors of the Issuer and of MasTec, Inc., a leading provider of end-to-end voice, video, data and energy network infrastructure solutions. The common stock of MasTec is listed on the New York Stock Exchange. The principal business address of MasTec is 3155 N.W. 77th Avenue, Miami, Florida, 33122. Mr. Juan Carlos Mas is the Chief Executive Officer of the Issuer. Jose Ramon Mas is the President of MasTec North America Local Exchange Network Services, a subsidiary of MasTec.

      The principal business address for each of Jorge Mas Holding I Limited Partnership, Juan Carlos Mas Holding I Limited Partnership and Jose Ramon Mas Holding I Limited Partnership (collectively, the “Partnerships”), each of which is a Texas limited partnership, is 2716 East Fifth, Austin, Texas, 78702. The principal business address for Santos, which is a Texas limited partnership, is 3750 N.W. 87th Avenue, Miami, Florida, 33178. The principal business of each of the Partnerships and Santos is to hold investments in the Issuer’s capital stock.

      During the last five years, none of the Reporting Persons who are individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The shares of Common Stock of the Issuer deemed beneficially held by Mr. Jorge Mas, Mr. Juan Carlos Mas and Mr. Jose Ramon Mas were purchased with such Reporting Person’s personal funds. The shares of Common Stock of the Issuer deemed beneficially held by Jorge Mas Holding I Limited Partnership were transferred from Jorge Mas. The shares of Common Stock of the Issuer deemed beneficially held by Juan Carlos Mas Holding I Limited Partnership were transferred from Juan Carlos Mas. The shares of Common Stock of the Issuer deemed beneficially held by Jose Ramon Mas Holding I Limited Partnership were transferred from Jose Ramon Mas.

Item 4. Purpose of Transaction

      The Reporting Persons have agreed to cause all voting securities of the Issuer that they beneficially own to be voted the same way on any issue on which the stockholders of the Issuer are asked to vote. The Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions. Each of the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5. Interest in Securities of the Issuer

      (a) This statement on Schedule 13D relates to 8,615,350 shares of Common Stock deemed beneficially owned by the Reporting Persons, which constitute approximately 40.4% of the issued and outstanding shares of Common Stock.

      (b) Jorge Mas, as (i) an individual and (ii) the sole general and limited partner of Jorge Mas Holding I Limited Partnership, has sole voting and dispositive power with respect to 3,802,744 shares of Common Stock Juan Carlos Mas, as (i) an individual and (ii) the sole general and limited partner of Juan Carlos Mas Holding I Limited Partnership, has sole voting and dispositive power with respect to 2,381,303 shares of Common Stock. Jose Ramon Mas, as (i) an individual and (ii) the sole general and limited partner of Jose Ramon Mas Holding I Limited Partnership, has sole voting and dispositive power with respect to 2,381,303 shares of Common Stock.

      (c) On April 30, 2003, Santos and GE Capital entered into a Settlement and Release Agreement pursuant to which GE Capital (1) accepted from Santos 900,000 shares of Common Stock and (2) released Santos from its obligations under a Promissory Note, dated as of May 20, 1998 issued by GE Capital as successor in interest to GECFS, Inc., an indirect subsidiary of GE Capital that was merged with and into GE Capital. Santos’ obligations under the Promissory Note were secured by the shares of Common Stock accepted by GE Capital. Santos does not currently hold any shares of Common Stock. No other transactions in Common Stock have been effected by any of the Reporting Persons within the past 60 days.

      (d) No person other than the Reporting Persons holds the right to receive dividends or proceeds from the sale of their respective shares Common Stock.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as set forth above in Item 2 and as discussed in this Item 6, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      The Reporting Persons are party to a Voting Agreement, dated as of December 14, 2001 pursuant to which they have agreed to cause all voting securities of the Issuer that they beneficially own to be voted the same way on any issue on which the stockholders of the Issuer are asked to vote.

      The Reporting Persons, the Issuer, GE Capital, Kevin P. Fitzgerald and Santos Capital Advisors, Inc. are party to an Amended and Restated Stockholders’ Agreement, dated as of March 25, 1998, pursuant to which the Issuer has granted certain registration rights to the Reporting Persons; the Reporting Persons have the right to participate in the determination of the number of directors on the Issuer’s Board of Directors; and the Reporting Persons have agreed that if GE Capital transfers 15% of the outstanding voting securities of the Issuer to a single third party purchaser (the “GE Transferee”), the number of directors of the Issuer will be increased by one and the Reporting Persons shall cast their votes so as to cause the nominee designated by the GE Transferee to be elected as a director of the Issuer.

      Jorge Mas holds options to purchase 100,000 shares of Common Stock, all of which currently are exercisable. Juan Carlos Mas holds options to purchase 50,000 shares of Common Stock that currently are exercisable and options to purchase 100,000 shares of Common Stock that are not currently exercisable.

Item 7. Material to be Filed as Exhibits

      Exhibit A: Joint Filing Statement (incorporated by reference to Exhibit A to Schedule 13D, dated December 14, 2001, filed by the Reporting Persons with respect to the Common Stock)

      Exhibit B: Stockholders’ Agreement, dated as of December 14, 2001, among the Reporting Persons (incorporated by reference to Exhibit B to Schedule 13D, dated December 14, 2001, filed by the Reporting Persons with respect to the Common Stock)

      Exhibit C: Agreement of Limited Partnership of Santos Fund I, LP, dated March 24, 1998 (incorporated by reference to Exhibit 2 to Schedule 13D, dated March 8, 2000, filed by Kevin P. Fitzgerald with respect to the Common Stock)

     Exhibit D: Amended and Restated Stockholders' Agreement, dated as of March 25, 1998, among the Reporting Persons, the Issuer, GE Capital, Kevin P. Fitzgerald and Santos Capital Advisors, Inc. (incorporated by reference to Exhibit 4.5 to the Issuer's Registration Statement on Form S-1 (Registration No. 333-48077), dated March 17, 1998)

     Exhibit E: Settlement and Release Agreement, dated April 30, 2003, between Santos and GE Capital (incorporated by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D, dated April 30, 2003, filed by General Electric Capital Corporation with respect to the Common Stock)

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2003

JORGE MAS

______________________________

JUAN CARLOS MAS

______________________________

JOSE RAMON MAS

______________________________

JUAN CARLOS MAS HOLDING I LIMITED PARTNERSHIP

By: Juan Carlos Mas, its General Partner

______________________________

Juan Carlos Mas

JORGE MAS HOLDING I LIMITED PARTNERSHIP

By: Jorge Mas, its General Partner

______________________________

Jorge Mas

JOSE RAMON MAS HOLDING I LIMITED PARTNERSHIP

By: JOSE RAMON Mas, its General Partner

______________________________

Jose Ramon Mas

SANTOS FUND I, LP

By: Santos Fund, Inc., its General Partner

______________________________

Jorge Mas
Title: President